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                                                               Exhibit 99.(a)(1)



                    FIDELITY ADVISOR EMERGING ASIA FUND, INC.
                              82 Devonshire Street
                           Boston, Massachusetts 02109

DEAR SHAREHOLDER:

At a meeting held on December 2, 1997, the Board of Directors of the Fidelity Advisor Emerging Asia Fund, Inc. (the "Fund"), voted in favor of a proposal to conduct a tender offer for shares of the Fund's common stock, if certain conditions set forth below were met. Those conditions having been met, the Fund is hereby commencing an offer to purchase up to 10% of its outstanding shares. The offer is for cash at a price equal to the Fund's net asset value ("NAV") as of 5:00 p.m., New York City time, on March 27, 1998, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the "Offer").

The Offer is intended to provide those Fund Shareholders that wish to redeem shares based on their NAV with the opportunity to do so. The deadline for participating in the Offer is 5:00 p.m., New York City time, March 27, 1998, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is also 5:00 p.m., New York City time, March 27, 1998, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be the same date and time as the Termination Date, as extended. Shareholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted on or before April 6, 1998 (the "Payment Date"). The Fund will charge a per account fee on each account for which shares are tendered and accepted of $0.17 per tendered and accepted share to defray the actual costs of conducting the Offer. Shareholders whose shares are not held of record in the name of a broker, dealer, commercial bank, trust company or other nominee must attach a check or money order for an amount equal to the number of Shares which you wish to tender multiplied by $0.17 with the Letter of Transmittal. With respect to any Shares tendered but not accepted, an amount equal to $0.17 per such Share will be returned to you.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer and Letter of Transmittal or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares and, if so, how many Shares to tender.

As of Friday, January 30, 1998, the Fund's NAV was $10.31 per share and 7,602,384 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting D.F. King & Co., Inc., the Fund's Information Agent, toll free at (800) 735-3107 or collect at (212) 269-5550.

Neither the Fund nor its Board of Directors (the "Board") is making any recommendation to any Shareholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to D.F. King & Co., Inc., at (800) 735-3107.

                                             Sincerely,

                                             /s/ Edward C. Johnson 3d

                                             EDWARD C. JOHNSON 3D
                                             Director and President

February 23, 1998